UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Eros International, Plc

(Name of Issuer)

A Ordinary Shares, par value £0.30 per share

(Title of Class of Securities)

G3788M114

(CUSIP Number)

Jon Needham

SG Hambros Trust Company (Channel Islands) Limited

18 Esplanade, St. Helier

Jersey, Channel Islands, JE4 8RT

44 (0) 1534 815435

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kishore Lulla

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

584,616 (representing (i) 282,949 A ordinary shares held by The Lulla Foundation, a U.K. registered charity of which Kishore Lulla serves as a trustee, through discretionary trusts which Kishore Lulla holds an ownership interest in and, with Kishore Lulla’s immediate family members, is a potential beneficiary of; (ii) 166,667 B ordinary shares held by Kishore Lulla as an individual, which are immediately convertible into an equal number of A ordinary shares; and (iii) 135,000 A ordinary shares held by Kishore Lulla as an individual).

8.

Shared Voting Power

26,276,109 (representing (i) 24,793,987 B ordinary shares held by Beech Investments Limited, which are beneficially owned by Kishore Lulla through direct ownership and discretionary trusts that include Kishore Lulla, Kishore Lulla’s immediate family members, Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries, which are immediately convertible into an equal number of A ordinary shares, (ii) 887,556 A ordinary shares held by Eros Ventures Limited through discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediately family members as beneficiaries, and (iii) 594,566 B ordinary shares held by The Olympus Trust, of which Kishore Lulla and his immediate family members are potential beneficiaries, which are immediately convertible into an equal number of A ordinary shares).

9.

Sole Dispositive Power

584,616 (representing (i) 282,949 A ordinary shares held by The Lulla Foundation, a U.K. registered charity of which Kishore Lulla serves as a trustee, through discretionary trusts which Kishore Lulla holds an ownership interest in and, with Kishore Lulla’s immediate family members, is a potential beneficiary of; (ii) 166,667 B ordinary shares held by Kishore Lulla as an individual, which are immediately convertible into an equal number of A ordinary shares; and 135,000 A ordinary shares held by Kishore Lulla as an individual).

10.

Shared Dispositive Power

26,276,109 (representing (i) 24,793,987 B ordinary shares held by Beech Investments Limited, which are beneficially owned by Kishore Lulla through direct ownership and discretionary trusts that include Kishore Lulla, Kishore Lulla’s immediate family members, Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries, which are immediately convertible into an equal number of A ordinary shares, (ii) 887,556 A ordinary shares held by Eros Ventures Limited through discretionary trusts that include Kishore Lulla and Kishore Lulla’s immediately family members as beneficiaries, and (iii) 594,566 B ordinary shares held by The Olympus Trust, of which Kishore Lulla and his immediate family members are potential beneficiaries, which are immediately convertible into an equal number of A ordinary shares).

11.

Aggregate Amount Beneficially Owned by Each Reporting Person

26,860,725 (representing (i) 25,555,220 B ordinary shares immediately convertible into an equal number of A ordinary shares and (ii) 1,305,505 A ordinary shares).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 46.68%[1] (representing the percentage of the aggregate combined A ordinary shares and B ordinary shares on an as converted basis)

14.	Type of Reporting Person (See Instructions) IN, HC

_______________________

[1]      Calculated on the basis of the conversion of 25,555,220 B ordinary shares to A ordinary shares on a one-for-one basis (which represents all outstanding B ordinary shares outstanding as of June 10, 2015) and 31,982,488 A ordinary shares outstanding as of June 10, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vijay Ahuja

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power

24,793,987 (representing B ordinary shares held by Beech Investments Limited, which are beneficially owned by Vijay Ahuja through direct ownership and discretionary trusts that include Kishore Lulla, Kishore Lulla’s immediate family members, Vijay Ahuja and Vijay Ahuja’s immediate family members as beneficiaries, which are immediately convertible into an equal number of A ordinary shares).

	9.	Sole Dispositive Power -0-

10.

Shared Dispositive Power

24,793,987 (representing B ordinary shares held by Beech Investments Limited, which are beneficially owned by Vijay Ahuja through direct ownership and discretionary trusts that include Kishore Lulla, Kishore Lulla’s immediate family members, Vijay Ahuja, and Vijay Ahuja’s immediate family members as beneficiaries, which are immediately convertible into an equal number of A ordinary shares).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,793,987 (representing B ordinary shares which are immediately convertible into an equal number of A ordinary shares).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 43.09%[2] (representing the percentage of the aggregate combined A ordinary shares and B ordinary shares on an as converted basis)

14.	Type of Reporting Person (See Instructions) IN, HC

_______________________

[2]      Calculated on the basis of the conversion of 25,555,220 B ordinary shares to A ordinary shares on a one-for-one basis (which represents all outstanding B ordinary shares outstanding as of June 10, 2015) and 31,982,488 A ordinary shares outstanding as of June 10, 2015.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Beech Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 24,793,987 (representing B ordinary shares held through direct ownershiip, which are immediately convertible into an equal number of A ordinary shares).

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 24,793,987 (representing B ordinary shares held through direct ownership, which are immediately convertible into an equal number of A ordinary shares).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,793,987 (representing B ordinary shares which are immediately convertible into an equal number of A ordinary shares).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 43.09%[3] (representing the percentage of the aggregate combined A ordinary shares and B ordinary shares on an as converted basis)

14.	Type of Reporting Person (See Instructions) OO

_______________________

[3]      Calculated on the basis of the conversion of 25,555,220 B ordinary shares to A ordinary shares on a one-for-one basis (which represents all outstanding B ordinary shares outstanding as of June 10, 2015) and 31,982,488 A ordinary shares outstanding as of June 10, 2015.

Item 1.   Security and Issuer

This Schedule 13D is being filed to report each of the reporting persons’ named herein (each a “Filing Person” and collectively, the “Filing Persons”) beneficial ownership of the A ordinary shares, par value GBP 0.30 per share of Eros International Plc, an Isle of Man limited company (the “Issuer”). The principal executive offices of the Issuer are located at 550 County Avenue, Secaucus, New Jersey 07094.

The A ordinary shares (both issued and on an as-converted basis from B ordinary shares, par value GBP 0.30 per share) reported herein as beneficially owned by Kishore Lulla consist of (i) the number of A ordinary shares owned by Kishore Lulla as an individual; (ii) the number of B ordinary shares owned by Kishore Lulla as an individual; (iii) the number of B ordinary shares owned directly by Beech Investments Limited (“Beech”); (iv) the number of A ordinary shares owned directly by Eros Ventures Limited (“EVL”); (v) the number of B ordinary shares owned by The Olympus Trust, of which Kishore Lulla and his immediate family members are potential beneficiaries, (“Olympus”); and (vi) the number of shares owned directly by The Lulla Foundation, a U.K. registered charity of which Kishore Lulla serves as trustee (the “Lulla Foundation”).

The A ordinary shares (on an as-converted basis from B ordinary shares) reported herein as beneficially owned by Vijay Ahuja consist of the number of B ordinary shares owned directly by Beech.

Item 2.   Identity and Background

(i)      Kishore Lulla

The principal business address of Kishore Lulla is 13 Manchester Square, London, UK W1U 3PP. Kishore Lulla’s principal occupation is as the Executive Chairman and a director of the Issuer. Kishore Lulla is a citizen of the United Kingdom.

(ii)      Vijay Ahuja

The principal business address of Vijay Ahuja is 10 Draycott Park, #07-07 Draycott 8, Singapore 259405. Vijay Ahuja’s principal occupation is as the Vice Chairman and a director of the Issuer. Vijay Ahuja is a citizen of the United Kingdom.

(iii)      Beech Investments Limited

The principal business address for the Beech is c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. The primary business of Beech is as an investment holding company.

(a)	The directors of Beech are: Arjan Gobindram Lulla, Julian Michael Medland, Jonathan Needham, Raydene Lillian Stracy and Simon James Bignell.

(b)	Beech’s directors’ principal business addresses are as follows:

1.	The business address for Arjan Gobindram Lulla is 901-902, 9th Floor, Supreme Chambers, Veera Desai Road, Andheri (West), Mumbai – 400 053, 053.

2.	The business address for Julian Michael Medland is PO Box 86, Hambros House, St Julian’s Avenue, St. Peter Port, Guernsey, Channel Islands GY1 3AE.

3.	The business address for Jonathan David Needham is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.

4.	The business address for Raydene Lillian Stracy is 18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.

5.	The business address for Simon James Bignell is18 Esplanade, St Helier, Jersey, Channel Islands JE4 8RT.

(c)	The directors’ principal occupations are as follows:

1.	Arjan Gobindram Lulla is Founder and Retired, Honorary Life President of the Issuer.

2.	Julian Michael Medland is Director within Guernsey offshore finance center and employed by SG Hambros Trust Company.

3.	Jonathan Needham is the Director within Jersey offshore finance center and employed by SG Hambros Trust Company.

4.	Raydene Lillian Stracy is Director within Jersey offshore finance center and employed by SG Hambros Trust Company.

5.	Simon James Bignell is a Director within Jersey offshore finance center and employed by SG Hambros Trust Company.

6.	Beech Investments Limited is a company incorporated in the Isle of Man.

Arjan Gobindram Lulla is an Indian citizen, Julian Michael Medland, Jonathan Needham, Raydene Lillian Stracy and Simon James Bignell are all British citizens.

During the last five years, none of the Filing Persons or any other persons listed in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Filing Persons expended an aggregate of $295,467,975[4] to purchase the 1,305,505 A ordinary shares and 25,555,220 B ordinary shares that triggered the obligation to file this Schedule 13D. Such purchases were effected pursuant to the conversion of the ordinary shares into A and B shares in connection with the initial public offering and the issuance of A ordinary shares as executive compensation to Kishore Lulla. These transactions are described below in greater detail in Item 4. Each purchaser used its own funds for the purchases, none of which were borrowed or otherwise obtained from any other source. As of the date this filing, and as a result of the transactions described below, the Filing Persons collectively beneficially own an aggregate of 26,860,725 A ordinary shares (including the conversion of 25,555,220 B ordinary shares).

Item 4.    Purpose of Transaction

The Filing Persons acquired the A ordinary shares and B ordinary shares reported herein as beneficially owned by the Filing Persons in connection with the Issuer’s initial public offering and listing on the New York Stock Exchange in November 2013 (the “IPO Transaction”). Prior to such time, the Filing Persons owned ordinary shares of the Issuer that were listed the Alternative Investment Market of the London Stock Exchange (the “AIM”) since July 2006. As part of the IPO Transaction, immediately prior to the effectiveness of the registration statement filed by the Issuer in connection therewith, the Issuer first effected a one-for-three stock consolidation of its shares, and then, immediately prior to the Issuer’s listing in connection with the IPO Transaction, re-characterized the ordinary shares into A ordinary share and B ordinary shares under Isle of Man law. As a result of this share conversion, (i) Kishore Lulla beneficially owned 26,838,168 A ordinary shares on an as-converted basis, (ii) Vijay Ahuja beneficially owned 24,793,987 A ordinary shares on an as-converted basis and (iii) Beech beneficially owned 24,793,987 A ordinary shares on an as-converted basis.

_______________________

[4]      This aggregate purchase price is based on the initial offering price of $11.00 per share from the initial public offering, the event by which the ordinary shares were converted into the A and B ordinary shares being reported on this form.

In a secondary public offering which was consummated in July 2014, EVL sold 112,444 A ordinary shares as a selling shareholder. As a result of this secondary public offering, Kishore Lulla beneficially owned 26,725,725 A ordinary shares on an as-converted basis as a result of his beneficial ownership of the shares held directly by EVL.

On December 1, 2014, the Issuer issued 135,000 A ordinary shares to Kishore Lulla as executive compensation in lieu of a cash bonus. As a result, as reported in this Schedule 13D, Kishore Lulla currently beneficially owns 26,860,725 A ordinary shares on an as-converted basis.

The Filing Persons may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, their continuing evaluation of the business and prospects of the Company and other factors.  The Filing Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) – (b)    Interests of Reporting Persons and Others:

(1)      Mr. Kishore Lulla: As of the date of this filing, Kishore Lulla has beneficial ownership of an aggregate of 26,860,725 A ordinary shares on an as-converted basis, or 47.97% of the combined A ordinary shares and B ordinary shares on an as-converted basis. Of these 26,860,725 A ordinary shares on an as-converted basis, Kishore Lulla has (a) sole voting and sole dispositive power with respect to 135,000 A ordinary shares and 166,667 B ordinary shares and (b) shared voting and shared dispositive power with respect to 26,559,058 A ordinary shares on an as-converted basis. Of these shares (i) 135,000 A ordinary shares are held by Kishore Lulla as an individual, (ii) 166,667 B ordinary shares are held by Kishore Lulla as an individual, (iii) 24,793,987 B ordinary shares are held by Beech, (iv) 887,556 A ordinary shares are held by EVL, (iv) 594,566 B ordinary shares are held by Olympus and (iv) 282,949 A ordinary shares are held by the Lulla Foundation. Kishore Lulla, through direct ownership of Beech and as a trustee and, with Kishore Lulla’s immediate family members, a beneficiary of the discretionary trusts and the Lulla Foundation and may be deemed to have beneficial ownership of the shares owned directly or indirectly by such discretionary trusts, Beech, EVL, Olympus, and the Lulla Foundation.

(2)      Mr. Vijay Ahuja:       As of the date of this filing, Vijay Ahuja has beneficial ownership of an aggregate of 24,793,987 A ordinary shares on an as-converted basis, or 44.28% of the combined A ordinary shares and B ordinary shares on an as-converted basis. Of these shares, 24,793,987 B ordinary shares are held by Beech. Vijay Ahuja, through direct ownership of Beech and, with Vijay Ahuja’s immediate family members, as a beneficiary of the discretionary trusts that hold Beech, may be deemed to have beneficial ownership of the shares owned directly or indirectly by such discretionary trusts and Beech.

(3)      Beech Investments Limited: As of the date of this filing, Beech Investments Limited has beneficial ownership of an aggregate of 24,793,987 A ordinary shares on an as-converted basis, or 44.28% of the combined A ordinary shares and B ordinary shares on an as-converted basis. Of these 24,793,987 B ordinary shares, Beech Investments Limited has (a) sole voting and sole dispositive power with respect to no shares and (b) shared voting and shared dispositive power with respect to 24,793,987 B ordinary shares. Of these 24,793,987 B ordinary shares, all are owned directly by Beech Investments Limited.

(c)  There have been no transactions in shares by the Filing Persons in the last 60 days. Please see Item 4 for a detailed description of the transactions that resulted in the current beneficial ownership of the A ordinary shares and B ordinary shares by the Filing Persons.

(d)  With the exception of certain discretionary trusts, for which there are certain trustees other than the beneficiaries identified in this filing, no person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e)  N/A

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated June 10, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2015

/s/ Kishore Lulla
Kishore Lulla

/s/ Vijay Ahuja
Vijay Ahuja

Beech Investments Limited

	By:	/s/ Jonathan Needham
	Name:	Jonathan Needham
	Title:	Director